UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                            Sequential
                Exhibit                            Description                                         Page Number

1.	Press release on Alvarion addressing Widespread demand for 802.16e-BASED SOLUTIONS. dated March 21, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: March 21st, 2007                         By: /s/ Tzvika Friedman
Name:     Tzvika Friedman
Title:	CEO

EXHIBIT 1
Contacts
Dafna Gruber, CFO               Carmen Deville
+972 3 645 6252    +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com  carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion addressing Widespread demand for 802.16E-
BASED SOLUTIONS

Extensively Tested with Carriers Around the World and Currently Shipping,
BreezeMAX is the Cornerstone of Company’s 4Motion
Mobile WiMAX Solution

Tel Aviv, Israel, March 21, 2007— Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that its new BreezeMAXTM system, designed to comply with 802.16e, is available to address widespread demand for solutions based on the latest version of the WiMAX standard. After successful network trials and extensive testing now taking place in different regions around the world with customers in Angola, Costa Rica, El Salvador, France, Guatemala, Japan, Mexico, Norway, Russia, United States and other countries, Alvarion’s new BreezeMAX system is designed to enable broadband anytime, anywhere as part of its 4MotionTM comprehensive network solution for mobile WiMAX.
One example is DigitalBridge Communications (DBC), a provider of broadband services to underserved communities using WiMAX technology, which has selected Alvarion as its solutions partner.

"WiMAX allows us to bring broadband services to many smaller communities that were previously too costly to serve with older technologies," said Kelley Dunne, CEO of DigitalBridge Communications. “DigitalBridge Communications has developed a highly scalable network deployment and back office platform that will enable us to take advantage of WiMAX economics to bring broadband to communities nationwide. We needed a solutions partner who brought market scalability and comprehensive engineering support to aid our growth. With a proven track record of leadership in the WiMAX industry, Alvarion was the natural choice.”
Using Alvarion’s award-winning BreezeMAX as its radio access network (RAN), 4Motion operates at 2.3, 2.5, and 3.5 GHz and is already being used by more than 15 customers to provide fixed, nomadic and portable broadband services in urban, suburban and rural areas alike. BreezeMAX and 4Motion are the foundation of Alvarion’s OPENTM WiMAX, an operator-centric, all-IP ecosystem that will enable service providers to choose network equipment and consumer electronics equipment from any combination of vendors and partners to best fit their specific mobile network requirements.

"After working for the past few months with several core customers to fully test its capabilities, our new BreezeMAX system is ready for use by anyone planning to deploy an 802.16e WiMAX network,” said Tzvika Friedman president and CEO of Alvarion. “With its nomadic and self install capabilities, operators can begin offering a variety of data and voice services over WiMAX. As a result, service providers will benefit from immediate revenues by offering end users any service, anytime, anywhere."
According to independent analyst firm, Maravedis, 56% of today’s WiMAX networks are built using Alvarion equipment.
The company's 4Motion solution is designed to offer service providers greater coverage, capacity and flexibility in their fixed, nomadic and mobile WiMAX deployments along with improved economics. BreezeMAX complies with IEEE 802.16 standards and uses OFDM technology for advanced non-line-of-sight functionality. Its carrier-class design supports broadband speeds and quality of service, enabling carriers to offer triple play broadband services to thousands of subscribers via a single base station. Since its launch in mid-2004, BreezeMAX is the most popular WiMAX system in the world having been successfully deployed in over 300 installations, in more than 100 countries worldwide.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Leading the market with the most widely deployed WiMAX system in the world, Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Esther Loewy, Investor Relations: esther.loewy@alvarion.com or +972.3.767.4476.